Exhibit 7.1

Tenaris – Liquid financial assets over total assets

Thousands of U.S. Dollars	December 31, 2013	December 31, 2012
Cash and cash equivalents	614,529	828,458
Other investments (current)	1,227,330	644,409

Liquid financial assets	1,841,859	1,472,867

Total assets	15,930,970	15,959,543

Ratio	11.6%	9.2%

Tenaris – Total Liabilities to Total Assets Ratio

Thousands of U.S. Dollars	December 31, 2013	December 31, 2012	December 31, 2011
Total liabilities(1)	3,461,104	4,459,951	3,735,648
Total Assets(1)	15,930,970	15,959,543	14,858,384

Ratio	0.22	0.28	0.25

Tenaris – Current debt to total debt

Thousands of U.S. Dollars	December 31, 2013	December 31, 2012
Current Borrowings	684,717	1,211,785
Total Borrowings	930,935	1,744,192

Ratio	0.74	0.69

(1)	Certain comparative amounts have been re-presented to conform to the adoption of revised IAS19 on Employee Benefits for the years 2012 and 2011. For more information, see “II Accounting Policy – A Basis of presentation” to our audited consolidated financial statements included in this annual report.